

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Arthur Wang
Chief Executive Officer
Gigamedia Limited
8th Floor
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re: Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Form 6-K filed November 26, 2010**
> **File no. 000-30540**

Dear Mr. Wang:

We have reviewed your letter dated December 23, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 13, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Note 5. Assets and Liabilities Held for Sale, page F-33

1.   We note from your response to comment 7 in your letter dated November 15, 2010 that you expected to finalize the valuation of the fair value assigned to the 40% interest retained in Mangas before the end of the fourth quarter of fiscal 2010. Please update us as to the status of the valuation and provide your final valuation as soon as it is available.

Form 6-K filed November 26, 2010

2.   We note your response to prior comment 4 and the disclosures in your Form 6-K where you state, "Gigamedia's revenues attributable to its online games business in the PRC totaled approximately $10 million, which represents approximately 20% of Gigamedia's total

consolidated revenues for the six months ended June 30, 2010." This statement does not appear to provide the full impact of T2CN's deconsolidation on the company's revenues. In this regard, while we note that T2CN's revenues represented approximately 20% of the company's total revenues for the six months ended June 30, 2010, it appears that their deconsolidation would have a much greater impact on your total revenues for the three months ended June 30, 2010, as the gaming software license revenues are no longer included in total revenues beginning in this period. Accordingly, tell us how you considered disclosing the revenues attributable to T2CN's online games business to the company's total revenues for the three months ended June 30, 2010. Similarly, tell us how you considered disclosing the equity in the income from continuing operations before income taxes of the entities held by T2CN to the company's total income from continuing operations before income taxes for the three months ended June 30, 2010.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile 852-3740-4727
        Alec P. Tracy, Esq.
        Skadden, Arps, Slate, Meagher & Floam LLP